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                                             Filed by Petroleum Geo-Services ASA
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14d-9
                                          of the Securities Exchange Act of 1934

                                     Subject Company: Petroleum Geo-Services ASA
                                                  Commission File No.: 001-14614

                                               Subject Company: Veritas DGC Inc.
                                                  Commission File No.: 001-07427

ADDITIONAL INFORMATION

         In connection with the proposed merger of Veritas DGC Inc. ("Veritas") and a subsidiary of a newly formed holding company, Veritas and the new holding company will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"), and with respect to the proposed exchange offer for shares of Petroleum Geo-Services ASA ("PGS"), Veritas and the holding company will file a Tender Offer Statement on Schedule TO, which will include a related prospectus, and PGS will file a Solicitation/Recommendation Statement on
Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these documents (when they are available) and other documents filed by PGS, Veritas and the holding company with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus, the tender offer statement and solicitation/recommendation statement (when they are available) and these other documents may also be obtained for free from PGS or Veritas by calling PGS at
(281) 589-7935, or by calling Veritas at (832) 351-8300.

AMENDMENT TO AGREEMENT AND PLAN OF MERGER AND EXCHANGE AGREEMENT

         On June 21, 2002, PGS entered into an amendment to the Agreement and Plan of Merger and Exchange Agreement, dated as of November 26, 2001, with Veritas and certain subsidiaries of Veritas. The merger agreement and the amendment are filed as exhibits 2.1 and 2.2, respectively, to the Report on Form 6-K dated June 24, 2002 filed by PGS with the SEC and are incorporated herein by reference.